EXHIBIT 21.1

                              LIST OF SUBSIDIARIES

The subsidiaries of the Company as of March 5, 2004 were:

Big Dog USA, Inc., a California corporation
The Walking Company, a Delaware corporation (f/k/a TWC Acquisition Corp.) Big Dog International, Inc., a Delaware corporation (inactive)
CSI Acquisition Corp., a California corporation  (inactive)